KIRKLAND LAKE ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario - May 9, 2019 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL)(ASX:KLA) today reported that at the annual and special meeting of shareholders held on May 7, 2019, all resolutions proposed to shareholders were duly passed.

Based on proxies received, 163,523,596 common shares of the Company, representing 78% of the Company's issued and outstanding common shares as at the record date were voted, and the seven nominees listed in the management information circular were elected as directors of the Company until the next annual meeting of shareholders. The results are set out below:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	145,907,841	99.869%	191,770	0.131%
Arnold Klassen	139,835,522	95.712%	6,264,089	4.288%
Pamela Klessig	145,660,580	99.699%	439,031	0.301%
Anthony Makuch	141,513,525	96.861%	4,586,086	3.139%
Barry Olson	145,416,750	99.533%	682,861	0.467%
Jeffrey Parr	145,994,083	99.928%	105,528	0.072%
Raymond Threlkeld	134,810,297	92.273%	11,289,314	7.727%

In addition, shareholders of the Company approved a non-binding advisory resolution on the Company's approach to executive compensation ("Say on Pay") as set out below:

Votes For	% For	Votes Against	% Against
144,582,131	98.961%	1,511,811	1.035%

Also at the meeting, KPMG LLP, Chartered Accountants were appointed as the Company's auditors for the ensuring year by a majority of shareholders and shareholders approved a special resolution to fix the number of directors at seven, in accordance with the articles and by-laws of the Company. For detailed voting results on each resolution, please refer to the Company's Report of Voting Results filed on SEDAR at www.sedar.com.

The Company is also pleased to announce that Mr. Jeff Parr was appointed the Chairman of the Board immediately following the AGM. Mr. Parr is a Chartered Professional Accountant (CPA, CA 1984) and has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company's Executive Vice President. He is also a member of the Board and Chair of the Audit Committee of Discovery Metals Corp. He is a member of the Canadian Institute of Chartered Professional Accountants and has obtained the ICD.D designation from the Institute of Corporate Directors.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com